中國海洋石油有限公司

CNOOC LIMITED

September 30, 2016

Mr. Roger Schwall

Mr. Ethan Horowitz

Ms. Wei Lu

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4628

Washington, D.C. 20549

U.S.A.

Re:	CNOOC Limited

Form 20-F for Fiscal Year Ended December 31, 2015

Filed April 26, 2016

Form 6-K Filed August 24, 2016

File No. 001-14966

Dear Messrs. Schwall and Horowitz and Miss Lu:

CNOOC Limited (the “Company”) acknowledges receipt of a comment letter from the staff of the Securities and Exchange Commission (the “SEC”) dated September 26, 2016 with respect to the Company's Form 20-F for the fiscal year ended December 31, 2015 and the Company’s Form 6-K filed August 24, 2016.

The Company has carefully reviewed and considered the staff's comments, and is in the process of preparing a response to these comments. Regrettably, the Company believes that it will not be in a position to respond to the staff's comments within ten business days, as requested by the staff. It would need additional time to collect sufficient information and perform thorough analysis. In addition, October 1 through October 7 are official holidays in China and the Company is now preparing the key operational statistics for Q3 2016 that are to be announced in October 2016. The Company expects to be in a position to respond to the staff's comments by November 8, 2016 and appreciates the staff's accommodation in this regard.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact me by fax at (86-10) 8452 1441 or by email at zhonghua@cnooc.com.cn or Mr. Li He of Davis Polk & Wardwell LLP by telephone at (86-10) 8567-5005 or by email at li.he@davispolk.com. Thank you very much for your assistance.

Sincerely,

/s/ Hua Zhong

Name:	Hua Zhong
Title:	Chief Financial Officer

cc: Li He, Davis Polk & Wardwell LLP